                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             TOROTEL PRODUCTS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  89 13 05 104
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                                 (CUSIP Number)


   Peter B. Caloyeras, 2041 W. 139th Street, Gardena, CA 90249 (310) 527-8100
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 16, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

--------------------------                                                                                   ----------------------
  CUSIP NO. 89 13 05 104                                                                                       Page 2 of 4 Pages
--------------------------                                                                                   ----------------------

-----------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Peter B. Caloyeras   (S.S. No.: ###-##-####)
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) / /
                                                                                                                        (b) / /

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 3     SEC USE ONLY


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 4     SOURCE OF FUNDS*

                PF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              / /


-----------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OR ORGANIZATION

             Citizen of the United States.
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
[CAPTION]

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                   7     SOLE VOTING POWER

                              191,000
  NUMBER OF     -------------------------------------------------------------------------------------------------------------------
   SHARES          8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0
    EACH        -------------------------------------------------------------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                      191,000
                -------------------------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                                0
-----------------------------------------------------------------------------------------------------------------------------------


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
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                191,100
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /


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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.81%
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14      TYPE OF REPORTING PERSON*

                IN
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

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock of Torotel Products, Inc. (the "Company"). The Company's principal executive offices are located at 13402 South 71 Highway, Grandview, Missouri 64030.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by Peter B. Caloyeras, the beneficial owner of the shares to which this statement relates. The shares reported hereby are held by Mr. Caloyeras (i) in the name of the Caloyeras 1982 Revocable Trust (the "Trust"), of which Mr. Caloyeras is the sole trustee, (ii) in his individual retirement account and (iii) in the name of The Caloyeras Family Partnership, a California limited partnership ("CFP"), the sole limited partners of which are the children of Mr. Caloyeras and the sole general partner of which is PBC, Inc., a California corporation ("PBC") of which Peter
B. Caloyeras is the sole shareholder, director and officer. The principal business of CFP is real estate and equipment leasing, while the principal business of PBC is to act as the general partner of CFP. The business address of each of Mr. Caloyeras, CFP and PBC is 2041 W. 139th Street, Gardena, California 90249. Mr. Caloyeras is the Chairman of Magnetika, Inc. ("Magnetika"), an electrical component manufacturer, and Magnetika's address also is 2041 W. 139th Street, Gardena, California 90249. None of Mr. Caloyeras, CFP or PBC has been convicted in a criminal proceeding during the last five years or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years. Mr. Caloyeras is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Caloyeras acquired the securities with funds from his personal bank account or the accounts of the Trust or CFP, as the case may be.

ITEM 4. PURPOSE OF TRANSACTION

        Mr. Caloyeras has acquired the securities for investment purposes, and may acquire additional securities of the issuer, not to exceed 9.99% of the Company's outstanding common stock, also for investment purposes. Mr. Caloyeras has no current plans or proposals which would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, any change in the present board of directors or management of the Company or any material change in the Company's business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date hereof, Mr. Caloyeras is the beneficial owner of 191,000 shares of the common stock of the Company, representing approximately 6.81% of the Company's outstanding common stock. Of this amount (i) 109,900 shares are held by the Trust, (ii) 13,000 shares are held in Mr. Caloyera's individual retirement account and (iii) 68,100 shares are held by CFP.

                               Page 3 of 4 Pages
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        (b)     Mr. Caloyeras has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 191,000 shares of the Company's common stock to which this statement relates. Mr. Caloyeras does not share any voting or dispositive power with respect to such common stock with any other person or entity.

        (c) In the past sixty days, Mr. Caloyeras, through CFP, purchased the following shares of common stock of the Company in the open market:

                         Date of          Number of          Purchase
                        Purchase           Shares              Price
                        --------          ---------          --------
                        08/21/96             2,000            $1.3750
                        08/23/96             1,500            $1.3125
                        09/06/96             3,000            $1.4375
                        09/11/96             4,800            $1.3125
                        09/12/96             3,000            $1.2500
                        09/16/96            15,500            $1.4150
                        09/20/96             9,300            $1.5625
                        09/30/96               500            $1.5000
                        09/30/96             1,500            $1.5625
                        10/03/96             8,000            $1.5000
                        10/09/96             7,000            $1.5000
                        10/24/96            12,000            $1.5000

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 24, 1996                            /s/ Peter B. Caloyeras
                                                ------------------------
                                                PETER B. CALOYERAS


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